August 7, 2003



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Conseco, Inc.
               Request for Withdrawal of Form T-3 Filing
               File No. 022-28671
               Originally Filed March 31, 2003

Ladies and Gentlemen:

          We are hereby requesting the withdrawal of the above referenced filing, together with all exhibits and amendments thereto, effective as of the date hereof, or as soon as practicable thereafter. We are requesting withdrawal of the Form T-3 filing because we no longer intend to issue the notes referenced in this filing.

          If you have any questions, please contact the undersigned at (317) 817-6708 or James S. Rowe of Kirkland & Ellis LLP, our outside counsel, at (312) 861-2191.



                                                 Very truly yours,

                                                 /s/ Karl W. Kindig
                                                 -----------------------
                                                 Karl W. Kindig